 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[[]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended ___________________December 31, 2014__________________

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to  ______________________

Commission File Number 001-34813

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oneida Savings Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oneida Financial Corp.
182 Main Street
Oneida, New York 13421-1676

ONEIDA SAVINGS BANK
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2014 and 2013

ONEIDA SAVINGS BANK
401(K) SAVINGS PLAN

FINANCIAL STATEMENTS
December 31, 2014 and 2013

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.......................................................   1

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES *

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARICIPANT CONTRIBUTIONS...................... 13

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).............................................. 14

* All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Crowe Horwath	Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Oneida Savings Bank 401(k) Savings Plan
Oneida, New York

We have audited the accompanying statements of net assets available for benefits of Oneida Savings Bank 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Oneida Savings Bank 401(k) Savings Plan’s financial statements. The supplemental schedules are the responsibility of the Plan's management.  Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules.  In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Columbus, Ohio
June 23, 2015

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

Assets
	2014	2013
Investments, at fair value
Mutual funds	$ 24,383,992	$ 21,045,336
Stable asset collective trust	1,736,576	1,887,583
Oneida Financial Corp. common stock	6,959,342	6,666,498
Money market funds	383,474	399,611

	33,463,384	29,999,028
Receivables
Notes receivable from participants	188,074	139,715
Dividend receivable	64,240	63,140

Total assets and net assets, reflecting all
investments at fair value	33,715,698	30,201,883

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(5,609)	(5,433)

Net assets available for benefits	$ 33,710,089	$ 30,196,450

See accompanying notes to the financial statements

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2014

Additions to net assets attributed to:

Interest and dividend income	$ 2,317,522
Interest income on notes receivable from participants	7,352
2,324,874
Contributions
Participant contributions	1,678,713
Participant rollovers	761,211
Employer's contributions	861,513

Total additions	5,626,311

Deductions to net assets attributed to:

Benefits paid to participants	1,517,703
Administrative expenses	52,767
Net depreciation in investments	542,202

Total deductions	2,112,672

Net increase	3,513,639

Net assets available for benefits - beginning of year	30,196,450

Net assets available for benefits - end of year	$ 33,710,089

See accompanying notes to the financial statements

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank (“the Sponsor” or "the Company") who are 21 years of age and have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $17,500 for 2014.  The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v) limited to $5,500.  The employer safe harbor matching formula is 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred.

The Plan allows contributions at the discretion of the Company. There were no discretionary contributions made during 2014.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings, and is charged with his or her withdrawals.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options

Upon enrollment in the Plan, participants have a choice of allocating their contributions and the Company matching contributions in 1% increments to mutual funds and a collective trust fund or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time.

Payment of Benefits

Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant’s account at the valuation date.  In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant’s account.  The Plan allows for in-kind distributions of employer stock and there were five in-kind distributions with a fair market value at the time of distribution of $140,568 included in benefits paid to participants on the Statement of Changes in Net Assets Available for Benefits.  Upon termination of employment, if the account balance is less than $1,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits (Continued)

The Plan shall make automatic rollovers of vested account balances that are greater than $1,000 but are not more than $5,000.  In the case of death, the surviving spouse may elect to defer payment up to the age of 70½.  Hardship withdrawals are available of up to 100% of employee deferrals, rollovers, transfer contributions, and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines. Distributions, without penalty, may be made for all vested contributions upon attainment of age 59½.

There was one distribution in process as of December 31, 2014.  A rollover distribution request was made on December 29, 2014 due to a termination of employment. The entire distribution in the amount of $15,577 was distributed on January 12, 2015.

Retirement, Death and Disability

A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also 100% vested in Safe Harbor matching contributions plus actual earnings thereon. Vesting of discretionary contributions, plus earnings thereon, is based on years of continuous service at the rate of 20% per year.

Notes Receivable from Participants

The Plan provides that participants may borrow up to a maximum of 50% of the participant’s vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan’s trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a “home loan”, in which case the administrator may permit a longer repayment period.  The loans bear a rate of interest commensurate with prevailing market rates.

Forfeited Accounts

At December 31, 2014 and 2013, forfeited nonvested accounts totaled $1,021 and $2,205 respectively.  Forfeitures are used to offset administrative expenses of the Plan.  During 2014, forfeitures in the amount of $1,202 were used to offset administrative expense.

Administrative Costs

Administrative fees related to investments are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor.  The Sponsor paid certain administrative expenses in 2014.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting based on U.S. generally accepted accounting principles.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are accounted for as of the trade dates.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts

While Plan investments are presented at Fair value in the Statement of net Assets Available for Benefits, any difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit- responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The plan holds an indirect interest in such contracts through its investment in a stable value fund.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Credit Risk

At December 31, 2014 and 2013, approximately 21% and 22%, respectively, of the Plan’s assets were invested in Oneida Financial Corp. common stock.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings therein.

NOTE 4 – INVESTMENTS

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2014 are as follows:

2014
Collective trust:
Federated Capital Preservation Fund, at fair value	$ 1,736,576
Adjustment from fair value to contract value	(5,609)
Federated Capital Preservation Fund, at contract value	1,730,967

Mutual funds:
American Funds Growth Fund R5	2,871,943
Manning & Napier Pro-Blend Moderate Term	2,018,037
Manning & Napier Target 2020 I	1,771,160
Manning & Napier Target 2030 I	1,875,253
Manning & Napier Target 2040 I	1,795,639
Yacktman Focused	2,881,586

Oneida Financial Corp, Common Stock	6,959,342

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2013 are as follows:

2013
Collective trust:
Federated Capital Preservation Fund, at fair value	$ 1,887,583
Adjustment from fair value to contract value	(5,433)
Federated Capital Preservation Fund, at contract value	1,882,150

Mutual funds:
American Funds Growth Fund R5	2,257,011
Manning & Napier Pro-Blend Moderate Term	1,854,976
Manning & Napier Target 2030K	1,636,925
American Funds Fdmntl Inv R5	1,526,897
Yacktman Focused	2,569,752

Oneida Financial Corp, Common Stock	6,666,498

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 4 – INVESTMENTS (Continued)

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2014
Mutual Funds
American Funds CAPWLD G&I R5	$ 13,306
American Funds Euro Pacific R5	(12,760)
American Funds Fdmntl Inv R5	5,150
American Funds Growth Fnd R5	(41,657)
Buffalo Discovery	1,304
Calamos International Growth	(12,971)
DFA Inflatprotect Secure Portfolio	(669)
Gabelli Small Cap Growth	1,527
Harbor International	(53,985)
Invesco Endeavor Y	(33,103)
Invesco Small Cap Value A	(32,244)
JH Disciplined Value Mid Cap I	60,981
Lazard Emerg Markets Fd Opn SH	(28,979)
M&N Pro-Blend Moderate Term	82,467
M&N Pro-Blend Moderate Term I	(211,309)
M&N Target 2010 I	(61,485)
M&N Target 2010 K	25,479
M&N Target 2020 I	(195,304)
M&N Target 2020 K	74,665
M&N Target 2030 I	(255,824)
M&N Target 2030 K	89,928
M&N Target 2040 I	(316,852)
M&N Target 2040 K	91,224
M&N Target 2050 I	(31,682)
M&N Target 2050 K	6,344
M&N Target Income I	(34,395)
M&N Target Income K	14,423
Principal High Yield Institutional	(1,539)
Prudential Global Real Estate Z	11,125
Sentinel Mid Cap Class I	15,054
TCW Total Return Bond I	38,843
Templeton Global Bond	(8,378)
Vanguard Small Cap Grth Ind I	28,417
Voya Global Real Estate	(164)
Yacktman Focused	60,018
Total net depreciation on mutual funds	(713,045)

Oneida Common Stock
Oneida Financial Corp. Common Stock	170,843

Net depreciation	$ (542,202)

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 5 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants on the measurement date in the principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs).  There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect Plan management’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock: The fair value of investment in Company common stock is determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchange (level 1 inputs).

Stable asset collective trust:  The fair values of participation units in the stable asset collective trust are based upon the net asset values of such funds, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs).   The funds invest in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors.  The funds provide for daily redemptions by the Plan at reported net asset value per share for participant directed withdrawals, with a twelve month advance notification requirement for withdrawals that do not meet the criteria of a participant directed withdrawal or do not appear to be in the best interest of the funds.

Money market accounts:  Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 5 – FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements
		at December 31, 2014 using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
Investments:	Value	(Level 1)	(Level 2)	(Level 3)

Oneida Financial Corp. Common Stock	$ 6,959,342	$ 6,959,342	$ -	$ -
Collective trust fund	1,736,576	-	1,736,576	-
Money market funds	383,474	-	383,474	-
Mutual funds:
Domestic equity mutual funds, Small Cap	1,466,048	1,466,048	-	-
Domestic equity mutual funds, Mid Cap	4,793,970	4,793,970	-	-
Domestic equity mutual funds, Large Cap	7,336,417	7,336,417	-	-
International equity fund	2,450,386	2,450,386	-	-
Bond mutual funds	1,633,089	1,633,089	-	-
Life cycle mutual funds; allocated 30% equity, 70% bonds	368,972	368,972	-	-
Life cycle mutual funds; allocated 50% equity, 50% bonds	2,450,185	2,450,185	-	-
Life cycle mutual funds; allocated 70% equity, 30% bonds	1,875,253	1,875,253	-	-
Life cycle mutual funds; allocated 90% equity, 10% bonds	2,009,672	2,009,672	-	-
Total	$ 33,463,384	$ 31,343,334	$ 2,120,050	$ -

.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 5 – FAIR VALUE (Continued)

		Fair Value Measurements
		at December 31, 2013 using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
Investments:	Value	(Level 1)	(Level 2)	(Level 3)

Oneida Financial Corp. Common Stock	$ 6,666,498	$ 6,666,498	$ -	$ -
Collective trust fund	1,887,583	-	1,887,583	-
Money market funds	399,611	-	399,611	-
Mutual funds:
Domestic equity mutual funds, Small Cap	1,480,867	1,480,867	-	-
Domestic equity mutual funds, Mid Cap	4,231,644	4,231,644	-	-
Domestic equity mutual funds, Large Cap	6,353,659	6,353,659	-	-
International equity fund	1,912,195	1,912,195	-	-
Bond mutual funds	1,450,694	1,450,694	-	-
Life cycle mutual funds; allocated 30% equity, 70% bonds	363,397	363,397	-	-
Life cycle mutual funds; allocated 50% equity, 50% bonds	2,111,320	2,111,320	-	-
Life cycle mutual funds; allocated 70% equity, 30% bonds	1,636,925	1,636,925	-	-
Life cycle mutual funds; allocated 90% equity, 10% bonds	1,504,635	1,504,635	-	-
Total	$ 29,999,028	$ 27,711,834	$ 2,287,194	$ -

There were no transfers between Level 1 and Level 2 during 2014.

.

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 6 – INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.  Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, and 2013  there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. An IRS audit for the tax period 2013 was completed in May 2014 with no findings.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7 – PARTY IN INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others.

At December 31, 2014 and 2013, the Plan had $6,481 and $6,601 invested in a money market fund managed by Hand Benefits and Trust Company (“Hand”).  At December 31, 2014 and 2013, the Plan had $376,993 and $393,010 invested in a money market fund managed by MG Trust Company LLC (“MG Trust”).  As Hand is the trustee as defined by the plan and MG Trust is the custodian for certain plan assets, these transactions qualify as party-in-interest transactions. Administrative expenses paid to Hand and MG Trust during the year ended December 31, 2014 were $31,316 and $21,451, respectively.  Notes receivable from participants also reflect party-in-interest transactions.

The Plan investments also included Company common stock.  As of December 31, 2014 and 2013, the investment in Oneida Financial Corp. common stock was as follows:

	2014		2013
	Number of Shares	Fair Value	Number of Shares	Fair Value
Common stock	535,334	$6,959,342	526,164	$6,666,498

At December 31, 2014 and 2013, the Oneida Financial Corp common stock held by the plan was 8% and 7%, respectively, of the total common stock outstanding for the Company.  During 2014, the Plan earned dividend income of $255,255 on its investment in Oneida Financial Corp. common stock.

Investment management fees are paid by the Plan. The Plan’s investment managers constitute parties in interest. These expenses are reflected on the Plan’s financial statements as a reduction on the return of the Plan’s investments.

NOTE 8 – SUBSEQUENT EVENT - MERGER

On February 24, 2015, the Company entered into a definitive merger agreement to be acquired by Community Bank System, Inc.  The merger is subject to the approval by the stockholders of Oneida Financial Corp. and regulatory authorities and is expected to be completed during the third or fourth quarter of 2015.The effect of this transaction on the Plan is not certain at this time.

SUPPLEMENTAL SCHEDULES

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2014

Name of Plan sponsor:		Oneida Savings Bank
Employer identification number:		15-0405820
Three digit plan number:		002

Check here if late	Total that constitute Nonexempt Prohibited Transactions				Total Fully
Participant Loan	Contributions Not		Contributions	Contributions pending	Corrected under
Repayment are	Corrected		corrected outside	correction in	VFCP and PTE
included			VFCP	VFCP	2002-51

X	$-		$113,971	$-	$-

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

Name of Plan sponsor:		Oneida Savings Bank
Employer identification number:		15-0405820
Three digit plan number:		002

a	b	c	d	e
	identity of issue, borrower,	Description of including maturity
	lessor, or similar party	date, rate of interest, collateral,		Current
		par or maturity value	Cost**	Value

		Mutual Funds
	American Funds	American Funds CAPWLD G&I R5	$ -	$ 890,282
	American Funds	American Funds Euro Pacific R5	-	355,698
	American Funds	American Funds Fdmntl Inv R5	-	1,582,889
	American Funds	American Funds Growth Fund R5	-	2,871,943
	Buffalo Funds	Buffalo Discovery Science & Technology Fund	-	1,006,911
	Calamos Funds	Calamos International Growth	-	74,890
	DFA	DFA Inflation Protected Secure Portfolio	-	23,227
	Gabelli Funds	Gabelli Small Cap Growth	-	90,920
	Harbor International	Harbor International	-	583,477
	Invesco Funds	Invesco Endeavor Y	-	998,671
	Invesco Funds	Invesco Small Cap Value A	-	333,668
	John Hancock Investments	JH Disciplined Value Mid Cap I	-	770,351
	Lazard Funds	Lazard Emerg Markets Fd Opn SH	-	346,762
	Manning & Napier Fund, Inc.	M&N Pro-Blend Moderate Term I	-	2,018,037
	Manning & Napier Fund, Inc.	M&N Target 2010 I	-	679,025
	Manning & Napier Fund, Inc.	M&N Target 2020 I	-	1,771,160
	Manning & Napier Fund, Inc.	M&N Target 2030 I	-	1,875,253
	Manning & Napier Fund, Inc.	M&N Target 2040 I	-	1,795,639
	Manning & Napier Fund, Inc.	M&N Target 2050 I	-	214,033
	Manning & Napier Fund, Inc.	M&N Target Income I	-	368,972
	Principal Funds, Inc	Principal High Yield Inst	-	28,248
	Prudential Funds	Prudential Global Real Estate	-	199,277
	TCW Funds, Inc.	TCW Total Return Bond I	-	1,418,459
	Templeton Income Trust	Templeton Global Bond	-	163,155
	Vanguard Index Funds	Vanguard Small Cap Growth Industry	-	1,041,459
	Managers Funds	Yacktman Focused	-	2,881,586
				24,383,992

		Collective Trust

	Federated Investors Trust Company	Federated Capital Preservation Fund	-	1,730,967

ONEIDA SAVINGS BANK 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

Name of Plan sponsor:			Oneida Savings Bank
Employer identification number:			15-0405820
Three digit plan number:			002

a		b	c	d	e
		identity of issue, borrower,	Description of including maturity
		lessor, or similar party	date, rate of interest, collateral,		Current
			par or maturity value	Cost**	Value

			Oneida Common Stock
	*	Oneida Financial Corp	Common Stock - unrestricted	-	6,959,342

			Money Market Accounts
	*	Hand Benefit and Trust Company	Money Market - dividends	-	6,481
	*	MG Trust Company LLC	Money Market - unitized fund	-	376,993
				-	383,474
			Participant Loans
	*	Participant loans	4.25%-7.75%	-	188,074

		Total investments		$ -	$ 33,645,849

*Denotes party-in-interest.
**All investments are participant directed, therefore no cost information is required.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ONEIDA SAVINGS BANK 401(k) SAVINGS PLAN

Date: June 23, 2015	By:	/s/ Eric E. Stickels
                                                                                                                 Name:        Eric E. Stickels
 Title:          President and Chief Operating Officer
                                                                                                                                  The Oneida Savings Bank